Exhibit 4.25

March 18, 2010

Quantum Partners Ltd.

c/o Curacao International Trust Company N.V.

Kaya Flamboyan 9

Willemstad, Curacao

Netherland Antilles

Re:    CSG Systems International, Inc.

Upon the terms and subject to the conditions of this letter agreement, CSG Systems International, Inc. (“CSG”) hereby agrees to purchase from Quantum Partners Ltd. (“Quantum”), and Quantum hereby agrees to sell, assign and transfer to CSG, all Quantum’s right, title and interest in and to $119,896,000 aggregate principal amount of CSG’s 2.5% Senior Subordinated Convertible Contingent Debt SecuritiesSM (CODESSM) due 2024 (CUSIP: 126349 AA 7; ISIN: US126349AA76) (the “Convertible Notes”).

The settlement of the purchase and sale, assignment and transfer hereunder shall take place on March 22, 2010 (the “Settlement Date”), at which CSG shall pay by wire transfer (in accordance with the wire instructions provided separately by Quantum) to Quantum in immediately available funds a total purchase price (the “Purchase Price”) of $125,799,212.78 (consisting of $119,896,000.00 of principal, premium of $5,095,580.00 and $807,632.78 of accrued and unpaid interest up to, but not including, the Settlement Date), against receipt of which Quantum shall have irrevocably instructed Goldman, Sachs & Co., on whose account the Convertible Notes are held at The Depositary Trust Company (“DTC”), to transfer the Convertible Notes by DWAC withdrawal to the DTC account of Deutsche Bank National Trust Company.

Each of Quantum and CSG hereby represents and warrants to the other party hereto that (a) it is duly organized, validly existing and, where applicable, in good standing under the laws of the jurisdiction of its incorporation or other formation, (b) it has the full power and authority to execute, deliver and perform its obligations under, this letter agreement; and (c) it has no liability to pay any fees or commissions to any broker, finder, or agent with respect to the sale, assignment and transfer of the Convertible Notes hereunder. Quantum hereby represents and warrants to CSG that (a) Quantum beneficially owns the Convertible Notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse right or claim; and (b) at settlement of the purchase hereunder

Corporate Headquarters  |  9555 Maroon Circle  |  Englewood, CO 80112  |  ph: 303.200.2000

Quantum Partners Ltd.

March 18, 2010

CSG will acquire title to the Convertible Notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse right or claim. CSG hereby covenants to Quantum to publicly announce the transactions contemplated by this letter agreement prior to market open in New York City on the Settlement Date.

Prior to the Settlement Date, Quantum shall execute and deliver to CSG a completed IRS Form W-8 IMY (or other applicable substitute form). Each of CSG and Quantum will bear its own costs and expenses incurred in connection with this letter agreement and the transactions contemplated hereunder.

This letter agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York. This letter agreement may be signed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one instrument.

[Signature page follows]

Corporate Headquarters  |  9555 Maroon Circle  |  Englewood, CO 80112  |  ph: 303.200.2000

Yours sincerely,

CSG Systems International, Inc.

By:	/s/ Randy Wiese
Name:	Randy Wiese
Title:	CFO

Acknowledged, confirmed, agreed and accepted:

Quantum Partners Ltd.

By:	/s/ David Taylor
Name:	David Taylor
Title:	Attorney-in-fact

Corporate Headquarters  |  9555 Maroon Circle  |  Englewood, CO 80112  |  ph: 303.200.2000